                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K

              [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                  for the fiscal year ended December 31, 1996

                                      OR

            [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                   for the transition period from        to

                        Commission File Number: 0-21838

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


             INDUSTRIAL SCIENTIFIC CORPORATION PROFIT-SHARING PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       Industrial Scientific Corporation
                               1001 Oakdale Road
                          Oakdale, Pennsylvania 15071

                       INDUSTRIAL SCIENTIFIC CORPORATION
                              PROFIT SHARING PLAN
                                   I N D E X
                                    _______





                                                                          Pages
                                                                          ------

1   Financial statements and schedules

Report of Independent Accountants                                            2

Financial Statements:

  Statement of Net Assets Available for
    Benefits with Fund Information as of December 31, 1996 and 1995          3


  Statement of Changes in Net Assets Available for Benefits with Fund
    Information for the year ended December 31, 1996                         4


  Notes to Financial Statements                                             5-9


Supplemental Schedules:
  Item 27a - Schedule of Assets Held For Investment Purposes as of
    December 31, 1996                                                       10


  Item 27d - Schedule of Reportable Transactions for the year ended
    December 31, 1996                                                       11




2   Exhibits                                                                12
    (23) Consent of Coopers & Lybrand L.L.P.


                       REPORT OF INDEPENDENT ACCOUNTANTS
                       ---------------------------------


To the Board of Directors of
   Industrial Scientific Corporation:

We have audited the accompanying statement of net assets available for benefits of Industrial Scientific Corporation Profit Sharing Plan (the Plan) as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                   /s/ Coopers & Lybrand L.L.P.




Pittsburgh, Pennsylvania
April 18, 1997

                       INDUSTRIAL SCIENTIFIC CORPORATION
                              PROFIT SHARING PLAN
              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                          December 31, 1996 and 1995


                                ---------------

                                    National                                                 Vanguard     Vanguard
                                      City      Principal    Guardian           Industrial     Fixed      Indexed
                                      Money        Fixed        Life            Scientific     Income      Trust 500     Fidelity
                                     Market      Income     Insurance   Loan      Stock      Security     Portfolio      Balanced
                                      Fund        Fund         Fund     Fund       Fund        Fund        Fund            Fund
                                   ------------------------------------------------------------------------------------------------
                                                                                 1996
                                   ------------------------------------------------------------------------------------------------
Investments, at fair value         $ (1,951)   $  948,881   $  25,535  $ 143,569  $  259     $ 1,197,056   $ 1,941,266       _
  (Note 3)
Amounts due from employer               _            _           _          _        _            23,864        54,742       _

Employee contributions receivable       -            -           -          -         96           1,288         4,529       _

Interest and dividends receivable        19          _           _          _        _             6,341        22,957       _
                                   --------    ----------   ---------  ---------  ------     ------------  -----------  -----------
Net assets available for benefits  $ (1,932)   $  948,881   $  25,535  $ 143,569  $  355     $ 1,228,549   $ 2,023,494       -
                                   ========    ==========   =========  =========  ======     ============  ===========  ===========

                                   ------------------------------------------------------------------------------------------------
                                                                                 1995
                                   ------------------------------------------------------------------------------------------------

Investments, at fair value         $ 13,065    $1,582,721        -     $ 139,542     _       $ 1,110,589   $   940,951  $ 1,119,307
  (Note 3)

Amounts due from employer               -            -           -          -        -            39,298        31,393       51,038

Interest and dividends receivable       -            -           -          -        -               249        11,233       12,376
                                   --------    ----------   ---------  ---------  ------     ------------  -----------  -----------
Net assets available for benefits  $ 13,065    $1,582,721        -     $ 139,542     -       $ 1,150,136   $   983,577  $ 1,182,721
                                   ========    ==========   =========  =========  ======     ============  ===========  ===========


                                                                                 Dodge
                                                              Morley             and Cox         Westcore
                                                Janus      Institutional        Balanced          Growth
                                                Fund           Fund               Fund             Fund        Total
                                           -------------------------------------------------------------------------------
                                           -------------------------------------------------------------------------------
Investments, at fair value                 $ 2,773,485      $ 387,294          $ 482,067         $ 533,661   $ 8,431,122
  (Note 3)
Amounts due from employer                       63,871         20,208             27,231            22,880       212,796

Employee contributions receivable                5,091          1,060              1,740             2,688        16,492

Interest and dividends receivable               -                -                  -               79,907       109,224
                                           -----------      ---------          ---------         ---------   -----------
Net assets available for benefits          $ 2,842,447      $ 408,562          $ 511,038         $ 639,136   $ 8,769,634
                                           ===========      =========          =========         =========   ===========

                                           -------------------------------------------------------------------------------
                                           -------------------------------------------------------------------------------
Investments, at fair value                 $ 1,709,844           -                  -                -       $ 6,616,019
  (Note 3)

Amounts due from employer                       62,448           -                  -                -           184,177

Interest and dividends receivable               94,018           -                  -                -           177,876
                                           -----------      ---------          ---------         ---------   -----------
Net assets available for benefits          $ 1,866,310           -                  -                -       $ 6,918,072
                                           ===========      =========          =========         =========   ===========


The accompanying notes are an integral part of the financial statements.

                       INDUSTRIAL SCIENTIFIC CORPORATION
                              PROFIT SHARING PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      for the year ended December 31, 1996

                                  ----------

                              NATIONAL                                             VANGUARD    VANGUARD
                                CITY    PRINCIPAL  GUARDIAN            INDUSTRIAL   FIXED      INDEXED
                               MONEY      FIXED      LIFE              SCIENTIFIC   INCOME    TRUST 500    FIDELITY
                               MARKET    INCOME    INSURANCE   LOAN      STOCK     SECURITY   PORTFOLIO    BALANCED     JANUS
                               FUND       FUND       FUND     FUND       FUND       FUND        FUND        FUND        FUND
                              --------  ---------  --------- --------  ---------- ----------  ----------  ----------  ----------
Net assets available for
  benefits, beginning of year $13,065  $1,582,721        --  $139,542       --    $1,150,136  $  983,577  $1,182,721  $1,866,310
Additions:
 Employee contributions            --         --         --        --     $732        52,845     129,748          --     157,023
 Employer contributions            --         --         --        --       --        31,996     132,149     (51,038)    128,369
 Net appreciation                  --         --         --        --      (44)      (16,655)    297,258     (13,342)    108,666
 Investment income                 --     60,979         --        --       --            --          --          --          --
 Interest and dividend income   3,459         --         --    13,342       --        71,156      40,689       4,000     314,287
                              -------   --------    -------  --------     ----    ----------  ----------  ----------  ----------
  Total additions               3,459     60,979         --    13,342      688       139,342     599,844     (60,380)    708,345
Deductions:
 Withdrawals                       --    (15,325)        --   (13,978)      --       (61,824)    (17,057)         --     (19,269)
 Expenses                     (10,163)        --         --       (55)      --            --          --          --          --
                              -------   --------    -------  --------     ----    ----------  ----------  ----------  ----------
  Total deductions            (10,163)   (15,325)        --   (14,033)      --       (61,824)    (17,057)         --     (19,269)
Transfers:
 Transfers for participants'
   loans, net of repayment         --         --         --     4,718       --        (8,695)        846          --      (6,175)
 Interfund transfers           (8,192)        --    $25,535        --     (333)      (22,191)    341,159  (1,122,341)    181,100
 Transfers to new trustee        (101)  (679,494)        --        --       --        31,781     115,125          --     112,136
                              -------   --------    -------  --------     ----    ----------  ----------  ----------  ----------
  Net transfers                (8,293)  (679,494)    25,535     4,718     (333)          895     457,130  (1,122,341)    287,061
Net increase (decrease)       (14,997)  (633,840)    25,535     4,027      355        78,413   1,039,917  (1,182,721)    976,137
                              -------   --------    -------  --------     ----    ----------  ----------  ----------  ----------
Net assets available for
  benefits, end of year       $(1,932)  $948,881    $25,535  $143,569     $355    $1,228,549  $2,023,494          --  $2,842,447
                              =======   ========    =======  ========     ====    ==========  ==========  ==========  ==========
                                             DODGE
                                 MORLEY     AND COX   WESTCORE
                              INSTITUTIONAL BALANCED   GROWTH
                                  FUND       FUND      FUND       TOTAL
                              ------------- --------- --------- -----------
Net assets available for
benefits, beginning of year           --          --        --  $6,918,072
Additions:
 Employee contributions         $ 43,255    $ 65,640  $ 70,918     520,161
 Employer contributions           60,371      81,353    68,354     451,554
 Net appreciation                 20,008      34,374   (19,444)    410,821
 Investment income                    --          --        --      60,979
 Interest and dividend income         --      20,282    79,907     547,122
                              ------------- --------- --------- -----------
  Total additions                123,634     201,649   199,735   1,990,637
Deductions:
 Withdrawals                         (33)     (1,371)       --    (128,857)
 Expenses                             --          --        --     (10,218)
                              ------------- --------- --------- -----------
  Total deductions                   (33)     (1,371)       --    (139,075
Transfers:
 Transfers for participants'
 loans, net of repayment           2,493       2,133     4,680          --
 Interfund transfers              34,664     242,583   328,016          --
 Transfers to new trustee        247,804      66,044   106,705          --
                              ------------- --------- --------- -----------
  Net transfers                  284,961     310,760   439,401          --
Net increase (decrease)          408,562     511,038   639,136   1,851,562
                              ------------- --------- --------- -----------
Net assets available for
benefits, end of year           $408,562    $511,038  $639,136  $8,769,634
                              ============= ========= ========= ===========

    The accompanying notes are an integral part of the financial statmenets.

                       INDUSTRIAL SCIENTIFIC CORPORATION
                              PROFIT SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                    _______


1.  Description of Plan:
    --------------------

    Industrial Scientific Corporation Profit Sharing Plan (the Plan), established as of May 1, 1985, is a defined contribution plan covering substantially all employees who have completed one year of service.

    The Plan provides that employees may make regular pre-tax contributions of 1% to 15% of their salaries. The Plan provides a number of investment options. Employees direct that their contributions be invested entirely in one fund or allocated among all funds, subject to allocation limitations set forth in the Plan. Changes in allocation of future contributions and transfers of presently invested contributions among funds are permitted pursuant to the Plan's provisions.

    When profitable, Industrial Scientific Corporation (the Company) has committed to match employee salary deferrals at 50%, up to 6% of eligible employee compensation. During 1996 and 1995, the Company made additional discretionary contributions, increasing the total Company match to $1.00 for every $1.00 of employee salary deferrals. In no event, however, shall such contributions for any year exceed the maximum amount deductible from the Company's income for such year under the provisions of the Internal Revenue Code.

    Participants are fully vested in the value of their contributions at all times and become vested in employer contributions over a 7-year period. Participants' loans may be granted subject to specified limitations and only against the vested portion of their account. Loans, which bear interest at a rate of prime plus 2%, are collateralized by the vested portion of the participant's account and repayments are made through payroll deductions. Loans were made in the amount of $62,150 and $75,930 for the years ended December 31, 1996 and 1995, respectively.

    Effective January 1, 1993, the Company changed the custodian of the Plan from The Principal Financial Group to National City Trust (formerly Integra Trust Company). The transfer of funds held by The Principal Financial Group has occured over a four-year period since the investments held were primarily guaranteed insurance contracts and matured at various dates through 1996.


2.  Summary of Significant Accounting Policies:
    ------------------------------------------

    The financial statements of the Plan have been prepared on the accrual basis and in conformity with generally accepted accounting principles. The following are the significant accounting policies followed by the Plan:

       Investment Income:
       -----------------

       Investment income included in the Principal Fixed Income Fund is comprised of interest income and the net appreciation (depreciation) in the fair value of guaranteed investment contracts which consist of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. A breakdown of the components of investment income and the net appreciation (depreciation) in the fair value of the guaranteed investment contracts is not available from The Principal Financial Group.

                                    _______


2.  Summary of Significant Accounting Policies, continued:
    -------------------------------------------
       Dividend and Interest Income:
       ----------------------------

       Dividend income is recorded on the ex-dividend date. Interest is recorded as earned.

       Net  Appreciation (Depreciation) in Value of Investments:
       --------------------------------------------------------

       The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the value of its investments which consists of the realized gains or losses and, in accordance with the policy of stating investments at fair value, the unrealized appreciation (depreciation) on those investments.

       Withdrawals:
       -----------

       Withdrawals are recorded when paid.

       Other:
       -----

       Primarily all administrative expenses are paid by the Company and are not expenses of the Plan.

       Forfeitures:
       -----------

       Forfeited, non-vested accounts are allocated to the remaining participant accounts when forfeited.

       Allocations to Participant Accounts:
       -----------------------------------

       Each participant's account is credited with the participant's contributions and allocations of the Company's contributions, Plan earnings, and forfeitures and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

       Use of Estimates:
       ----------------

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                    _______


3.  Investments:
    -----------

    As of December 31, 1996, participants may direct employee and employer contributions into the following eight investment options:

    Vanguard Fixed Income Security Fund: The Vanguard Fixed Income Security Fund
    -----------------------------------
    invests primarily in corporate bonds, United States treasury securities and highly rated bank instruments with a two to three year average maturity.

    Vanguard Indexed Trust 500 Portfolio Fund: The Vanguard Indexed Trust 500
    -----------------------------------------
    Portfolio Fund invests in equities which parallel the Standard and Poors 500 Index and is heavily weighted towards blue-chip companies with a large market capitalization.

    Janus Fund:  The Janus Fund invests in liquidly traded securities with a
    ----------
    large market capitalization.

    Dodge and Cox Balanced Fund: The Dodge and Cox Balanced Fund invests
    ---------------------------
    primarily in a diversified portfolio of common stocks, preferred stocks and bonds.

    Westcore Growth Fund: The Westcore Growth Fund invests primarily in medium-
    --------------------
    sized growth companies.

    Morley Institutional Fund: The Morley Institutional Fund purchases
    -------------------------
    investment contracts from leading life insurance companies and other financial institutions to provide low-risk stable investments.

    Industrial Scientific Stock Fund: The Industrial Scientific Stock Fund
    --------------------------------
    invests in common stock of the Company.

    Investments at December 31, 1996 were as follows:


                                                                                               Unit          Fair
                                 Description                                      Units       Value         Value
                                 -----------                                   ----------    -------   --------------
            National City Money Market Fund                                         -           -      $       (1951)
            Principal Fixed Income Fund*                                            -           -            948,881
            Guardian Life Insurance Fund                                            -           -             25,535
            Loan Fund                                                               -           -            143,569
            Industrial Scientific Stock Fund                                           17   $  15.25             259
            Vanguard Fixed Income Security Fund*                                  111,354      10.75       1,197,056
            Vanguard Indexed Trust 500 Portfolio Fund*                             28,069      69.16       1,941,266
            Janus Fund*                                                           113,435      25.45       2,773,485
            Morley Institutional Fund                                              21,830      17.74         387,294
            Dodge and Cox Balanced Fund*                                            8,059      59.82         482,067
            Westcore Growth Fund*                                                  26,603      20.06         533,661
                                                                                                       --------------

                                                                                                       $   8,431,122
                                                                                                       ==============


                                    _______


3.  Investments, continued:
    -----------

    Investments at December 31, 1995  were as follows:

                              Description                                   Units       Unit Value      Fair Value
                              -----------                                -----------   ------------   --------------
            National City Money Market Fund                                   13,065    $      1.00    $      13,065
            Principal Fixed Income Fund*                                      -               -            1,582,721
            Loan Fund                                                         -               -              139,542
            Vanguard Fixed Income Security Fund*                             101,796          10.91        1,110,589
            Vanguard Indexed Trust 500 Portfolio Fund*                        16,336          57.60          940,951
            Fidelity Balanced Fund*                                           82,789          13.52        1,119,307
            Janus Fund*                                                       74,212          23.04        1,709,844
                                                                                                       --------------

                                                                                                       $   6,616,019
                                                                                                       ==============

    *These funds exceed five percent of the net assets available for benefits.

    At December 31, 1996 and 1995, all investments are held by National City Trust with the exception of the Fixed Income Fund which is held by The Principal Financial Group. The Money Market Fund is comprised of short-term money market instruments such as commercial paper, U.S. Treasury bills and certificates of deposit (less than one year) and is stated at cost which approximates fair value. The Fixed Income Fund is a guaranteed investment which has been stated at cost plus reinvested earnings, which approximates contract value and as of December 31, 1996, approximates fair value. Participant loans are valued based on the original loan value less principal repayments which approximates fair value. Mutual fund shares are valued at the fair value of the underlying assets.

    Industrial Scientific Stock Fund is valued at the fair value of the common stock.

    Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statements of changes in net assets available for benefits. The Plan's assets also include certain investments in guaranteed investment contracts (Fixed Income Fund). The Plan's ultimate realization of amounts invested in such contracts is dependent upon the continued financial stability of the insurance company that issued the contracts.


4.  Tax Status:
    ----------

    The United States Treasury Department has advised that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and is therefore exempt from federal income taxes under provisions of Section 501(a). Additionally, employee contributions to the Plan, subject to certain IRC limits, are also exempt from federal income taxes of the employee. The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is designed and currently is being operated in compliance with applicable requirements of the IRC.

                                    _______


5.  Plan Termination:
    ----------------

    The Plan may be terminated by the Company; however, management currently has no intention of terminating the Plan. In the event of Plan termination, participants are always fully vested in the value of their accounts.

                       INDUSTRIAL SCIENTIFIC CORPORATION
                              PROFIT SHARING PLAN
          ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               December 31, 1996
                                    _______

<CAPITON>

          Identity of Issue, Borrower, Lessor                          Description                                    Fair
                   or Similar Party                                   of Investment                    Cost           Value
--------------------------------------------------------  ---------------------------------------  -------------- --------------
National City Money Market Fund                                             -                      $      (1,951)  $      (1,951)
Principal Fixed Income Fund                               Fixed income contract #4-06317;
                                                          maturity date 12/31/96;
                                                          interest rates of 6.6% - 6.8%                  948,881        948,881
Guardian Life Insurance Company of America                Insurance policy                                25,535         25,535
Loan Fund                                                 Interest rates of 7.7% - 11%                   -              143,569
Vanguard Fixed Income Security Fund                                         -                          1,197,605      1,197,056
Vanguard Indexed Trust 500 Portfolio Fund                                   -                          1,467,142      1,941,266
Janus Fund                                                                  -                          2,488,956      2,773,485
Dodge and Cox Balanced Fund                                                 -                            451,464        482,067
Westcore Growth Fund                                                        -                            554,049        533,661
Morley Institutional Fund                                                   -                            369,847        387,294
Industrial Scientific Stock Fund                                            -                                303            259
                                                                                                   -------------- --------------

                                                                                                   $   7,501,831  $   8,431,122
                                                                                                   ============== ==============


                       INDUSTRIAL SCIENTIFIC CORPORATION
                              PROFIT SHARING PLAN
                ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                     for the year ended December 31, 1996
                                    _______


                                                                                 Purchase              Selling
Identity of Party Involved                      Description of Asset              Price                 Price
---------------------------    ----------------------------------------------  -------------     --------------------
National City Trust            Dodge and Cox Balanced Fund                          500,045(1)               -

                               Investor Prime Obligators Money Market             2,424,802(2)               -
                                                                                  2,437,461              $ 2,437,461(3)

                               Federated U.S. Treasury Obligations Short-Term       678,202(4)               -
                               Investment
                                                                                    678,202                  678,202(5)

                               Fidelity Balanced Fund                             1,096,254                1,122,341(6)

                               Janus Fund                                           795,144(7)               -

                               Morley Institutional Fund                            611,741(8)               -

                               Vanguard Indexed Trust 500 Portfolio Fund            823,419(9)               -

                               Westcore Growth Fund                                 564,697(10)              -




                              Cost and Current
                               Value of Asset       Gain/(Loss)
Identity of Party Involved   on Transaction Date   on Transaction
---------------------------  --------------------  --------------
National City Trust             $      500,045            -

                                     2,424,802            -
                                     2,437,461            -

                                       678,202            -

                                       678,202            -

                                     1,096,254        $  26,087

                                       795,144            -

                                       611,741            -

                                       823,419            -

                                       564,697            -




 (1) Represents 29 purchase transactions, none of which individually exceed 5% of the fair value of plan assets at the beginning of the year.
 (2) Represents 27 purchase transactions, two of which individually exceed 5% of the fair value of plan assets at the beginning of the year.
 (3) Represents 20 sales transactions, four of which individually exceed 5% of the fair value of plan assets at the beginning of the year.
 (4) Represents 23 purchase transactions, one of which individually exceeds 5% of the fair value of plan assets at the beginning of the year.
 (5) Represents 20 sales transactions, one of which individually exceeds 5% of the fair value of plan assets at the beginning of the year.
 (6) Represents 1 sales transaction which individually exceeds 5% of the fair value of plan assets at the beginning of the year.
 (7) Represents 33 purchase transactions, none of which individually exceed 5% of the fair value of plan assets at the beginning of the year.
 (8) Represents 24 purchase transactions, one of which individually exceeds 5% of the fair value of plan assets at the beginning of the year.
 (9) Represents 36 purchase transactions, none of which individually exceed 5% of the fair value of plan assets at the beginning of the year.
(10) Represents 30 purchase transactions, none of which individually exceed 5% of the fair value of plan assets at the beginning of the year.

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

                      CONSENT OF INDEPENDENT ACCOUNTANTS


We consent to the incorporation by reference in registration statement No. 333-08169 of Industrial Scientific Corporation on Form S-8 of our report dated April 18, 1997, on our audits of the financial statements and supplemental schedules of the Industrial Scientific Corporation Profit Sharing Plan as of December 31, 1996 and 1995 and for the year ended December 31, 1996, which report is included in this Annual Report on Form 11-K.



                                              /s/ COOPERS & LYBRAND L.L.P.


Pittsburgh, Pennsylvania
June 27, 1997
















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



                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                            INDUSTRIAL SCIENTIFIC CORPORATION
                                            PROFIT SHARING PLAN




Date: June 26, 1997                         By: /s/ James P. Hart
     ------------------------------------      --------------------------------
                                               Name: James P. Hart
                                               Title: Vice President of
                                                      Finance and Chief
                                                      Financial Officer










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